SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO THE MARKET

São Paulo, December 1, 2021 - Braskem S.A. ("Company") (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), hereby informs its shareholders and the market that it received today a communication from its controlling shareholder Novonor regarding the progress of ongoing discussions for the sale of Novonor’s equity interest in Braskem, as described below:

“We refer to our previous communication regarding the process of potential sale of the equity interest of Novonor S.A. (“Novonor”) in Braskem S.A. (“Braskem”), and consistent with our commitment to keep Braskem updated, we hereby inform that, without prejudice to other alternative transactions that have not been disregarded and may be considered by Novonor, we are currently considering the possibility of a secondary public offering of shares for the potential sale of all or a part of the preferred shares issued by Braskem and held by Novonor. Therefore, we request that, in view of the level of engagement that would be required of Braskem and Braskem’s management, you take preparatory steps necessary to conduct the transaction that is being considered.

At this time, no final decision has been made to carry out the transaction referred to above.

To support Novonor’s decision making process, we also request that you prepare studies regarding the impacts of, improvements to corporate governance practices, and other measures necessary for, a possible migration of Braskem to the Novo Mercado listing segment of the B3 S.A. – Brasil, Bolsa and Balcão.”

In this regard, Braskem informs that it will support Novonor in the studies and procedures requested. The Company will keep the market informed of relevant developments, in compliance with applicable law.

For more information, please contact the Braskem Investor Relations Department by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This Notice to the Market may contain forward-looking statements. These statements are not historical facts, but are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact from the geological event in Alagoas and related legal procedures and from covid-19 on the Company's business, financial condition and operating results. The words "forecasts," "believes," "estimates," "expects," "plans" and other similar expressions, when referring to the Company, are intended to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance about future operations, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are a few examples of forward-looking statements. These statements reflect the current views of the Company's management and are subject to diverse risks and uncertainties, many of which are beyond the control of the Company. There is no guarantee that said events, trends or expected results will actually occur. The statements are based on several assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any change in such assumptions or factors, including the projected impact from the geological event in Alagoas and related legal procedures and the unprecedented impact from the covid-19 pandemic on the businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause actual results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM).